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                                                  Exhibit H

                   PROPOSED FORM OF NOTICE



    New England Electric System ("NEES"), a registered holding company, and eleven of its subsidiaries, Granite State Electric Company ("Granite"), Massachusetts Electric Company ("Mass. Electric"), Nantucket Electric Company ("Nantucket"), The Narragansett Electric Company ("Narragansett"), Narragansett Energy Resources Company ("NERC"), New England Electric Transmission Corporation ("NEET"), New England Energy Incorporated ("NEEI"), New England Hydro-Transmission Electric Company, Inc. ("Mass. Hydro"), New England Hydro Transmission Corporation ("NH Hydro"), New England Power Company ("NEP") and New England Power Service Company ("NEPSCO"), 25 Research Drive, Westborough, Massachusetts 01582, have filed an application/declaration with this Commission pursuant to Sections 6(a), 7, 9(a), 10, and 12 of the Public Utility Holding Company Act of 1935 ("Act") and Rules 42, 43, and 45 thereunder.

    Mass. Electric, Nantucket, Narragansett, Mass. Hydro, NEP, and NEPSCO (the "Borrowing Companies") propose, through October 31, 2001, to borrow from NEES Money Pool and/or banks and, in the cases of Mass. Electric, Narragansett, and NEP, to issue commercial paper, up to the following maximum outstanding amounts: Mass. Electric - $150,000,000; Nantucket - $5,000,000; Narragansett - $100,000,000; Mass. Hydro - $25,000,000; NEP -
  $375,000,000; and NEPSCO - $12,000,000. The proceeds of the proposed borrowings are to be used (i) to pay then outstanding notes initially issued to banks and/or dealers in commercial paper and/or borrowings from the Money Pool, (ii) to provide new money for capitalizable expenditures and/or to reimburse the treasury therefor, and (iii) for other corporate purposes.

    Each of the companies listed above, including NEES, seeks authority to lend money in the NEES Money Pool. The Borrowing Companies propose to reduce their need for outside borrowing through the continued use of the Money Pool. Under the Money Pool, surplus funds that may be available from day to day in the treasuries of NEES and certain of the NEES subsidiaries are used to make loans to subsidiaries in need of the short-term funds. The rate will be 108% of the monthly average of the rate for high grade 30-day commercial paper sold through dealers by major corporations as published in the Wall Street Journal.

    The proposed borrowings by the Borrowing Companies from banks will be evidenced by notes maturing in less than one year from the date of issuance. The Borrowing Companies will negotiate with the banks the interest costs of such borrowings. The Borrowing Companies pay fees to the banks in lieu of compensating balance arrangements. The effective interest cost of borrowings from a bank will not exceed the greater of the bank's base or prime lending rate, or the rate published in the Wall Street Journal as the high federal funds rate, plus, in either case, one percent. Based on the current base lending rate of 8.50% and an equivalent or lower high federal funds rate, the effective interest costs of such borrowing today would not exceed 9.50% per annum.

    The commercial paper proposed to be issued and sold by Mass. Electric, Narragansett, and NEP will be in the form of unsecured promissory notes having varying maturities of not in excess of 270 days.